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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009

Commission File Number 001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

This Form 6-K consists of the following exhibits attached hereto:

1.	Press release dated January 21, 2009, relating to Yucheng Further Strengthing Leadership in E-Banking Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: January 21, 2009	By:	/s/ Remington Hu
	Name:	Remington Hu
	Title:	Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number                                Description

1.	Press release dated January 21, 2009, relating to Yucheng Further Strengthing Leadership in E-Banking Market

Yucheng Further Strengths Leadership in E-Banking Market

BEIJING, January 21, 2008 /PRNewswire-Asia-FirstCall/ -- Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT solutions and services to China's banking industry, today announced it will deploy its market-leading e-banking technology to Fushun Commercial Bank and Guangxi Beibuwan Bank.

Yucheng's e-banking suite incorporates solutions for individual and corporate banking clients. Services for individual users feature account management, bill payment, loan monitoring and credit card management. For corporate users services focus on their business needs and include trade finance interface, transfer service, cash flow position, intermediary services and self administration. Yucheng's proprietary solutions support multiple applications and are highly scalable to meet the demands of a growing user base.

Mr. Weidong Hong, CEO of Yucheng Technologies said, "We believe that these new wins serve to confirm our leadership position in the industry and also demonstrate that e-banking is a strategic part of banks' IT portfolios.  With the current competitive and economic trends facing the banking industry, we believe that differentiation through superior customer service will be a key factor in overall success."

Channel Solutions enable banks to better communicate with customers. Yucheng is the number one provider of e-banking solutions in China. Our clients currently include more than 25 of the top banks in China.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,000 employees . Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

For Further Information

Ms. Rebecca Alexander
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.